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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FoxHollow Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35166A 10 3 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)	Page 1 of 9 pages	American LegalNet, Inc. www.USCourtForms.com

CUSIP No. 35166A 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frederick J. Dotzler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 2,100,576 (1) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 2,100,576 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,100,576 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.1%
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,753,583 shares held by De Novo (Q) Ventures I, L.P. and 346,993 shares held by De Novo Ventures I, L.P. De Novo Management, L.L.C. is the sole general partner of De Novo (Q) Ventures I, L.P. and De Novo Ventures I, L.P. John B. Simpson, Frederick J. Dotzler, David M. Mauney, Richard M. Ferrari and Jay Watkins are managing directors of De Novo Management, L.L.C. and share voting and dispositive power with regard to shares held by De Novo (Q) Ventures I, L.P. and De Novo Ventures I, L.P. Mr. Dotzler disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.

Page 2 of 9 pages	American LegalNet, Inc. www.USCourtForms.com

CUSIP No. 35166A 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David M. Mauney, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 59,100 6. Shared Voting Power 2,120,907 (2) 7. Sole Dispositive Power 59,100 8. Shared Dispositive Power 2,120,907 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,180,007(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.5%
12.	Type of Reporting Person (See Instructions) IN

(2)	Includes 1,753,583 shares held by De Novo (Q) Ventures I, L.P. and 346,993 shares held by De Novo Ventures I, L.P. De Novo Management, L.L.C. is the sole general partner of De Novo (Q) Ventures I, L.P. and De Novo Ventures I, L.P. John B. Simpson, Frederick J. Dotzler, David M. Mauney, Richard M. Ferrari and Jay Watkins are managing directors of De Novo Management, L.L.C. and share voting and dispositive power with regard to shares held by De Novo (Q) Ventures I, L.P. and De Novo Ventures I, L.P. Also includes 20,331 shares held by the estate of F. Maxton Mauney, Jr. of which Dr. Mauney is a co-executor. Dr. Mauney disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.

Page 3 of 9 pages	American LegalNet, Inc. www.USCourtForms.com

CUSIP No. 35166A 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard M. Ferrari
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 15,000 (3) 6. Shared Voting Power 2,100,576 (4) 7. Sole Dispositive Power 15,000 (3) 8. Shared Dispositive Power 2,100,576 (4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,115,576(3)(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.2%
12.	Type of Reporting Person (See Instructions) IN

(3)	These shares are issuable upon exercise of an outstanding option issued to Mr. Ferrari.
(4)	Includes 1,753,583 shares held by De Novo (Q) Ventures I, L.P. and 346,993 shares held by De Novo Ventures I, L.P. De Novo Management, L.L.C. is the sole general partner of De Novo (Q) Ventures I, L.P. and De Novo Ventures I, L.P. John B. Simpson, Frederick J. Dotzler, David M. Mauney, Richard M. Ferrari and Jay Watkins are managing directors of De Novo Management, L.L.C. and share voting and dispositive power with regard to shares held by De Novo (Q) Ventures I, L.P. and De Novo Ventures I, L.P. Mr. Ferrari disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.

Page 4 of 9 pages	American LegalNet, Inc. www.USCourtForms.com

CUSIP No. 35166A 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jay Watkins
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 2,100,576 (5) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 2,100,576 (5)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,100,576 (5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.1%
12.	Type of Reporting Person (See Instructions) IN

(5)	Includes 1,753,583 shares held by De Novo (Q) Ventures I, L.P. and 346,993 shares held by De Novo Ventures I, L.P. De Novo Management, L.L.C. is the sole general partner of De Novo (Q) Ventures I, L.P. and De Novo Ventures I, L.P. John B. Simpson, Frederick J. Dotzler, David M. Mauney, Richard M. Ferrari and Jay Watkins are managing directors of De Novo Management, L.L.C. and share voting and dispositive power with regard to shares held by De Novo (Q) Ventures I, L.P. and De Novo Ventures I, L.P. Mr. Watkins disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.

Page 5 of 9 pages	American LegalNet, Inc. www.USCourtForms.com

Item 1.	(a)	Name of Issuer:

FoxHollow Technologies, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

740 Bay Road, Redwood City, California, 94063-2469

Item 2.	(a)	Name of Person Filing:

Frederick J. Dotzler David M. Mauney Richard M. Ferrari Jay Watkins

	(b)	Address of Principal Business Office or, if none, Residence:

c/o De Novo Ventures 1550 El Camino Real, Suite 150, Menlo Park, California, 94025

	(c)	Citizenship:

Frederick J. Dotzler United States of America

David M. Mauney United States of America

Richard M. Ferrari United States of America

Jay Watkins United States of America

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813));

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 6 of 9 pages	American LegalNet, Inc. www.USCourtForms.com

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

	Frederick J. Dotzler	2,100,576(1)

	David M. Mauney	2,180,007(2)

	Richard M. Ferrari	2,115,576(3)(4)

	Jay Watkins	2,100,576(5)

(b)	Percent of class:

	Frederick J. Dotzler	9.1%

	David M. Mauney	9.5%

	Richard M. Ferrari	9.2%

	Jay Watkins	9.1%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote:

	Frederick J. Dotzler	0

	David M. Mauney	59,100

	Richard M. Ferrari	15,000(3)

	Jay Watkins	0

	(ii) Shared power to vote or to direct the vote:

	Frederick J. Dotzler	2,100,576(1)

	David M. Mauney	2,120,907(2)

	Richard M. Ferrari	2,100,576(4)

	Jay Watkins	2,100,576(5)

	(iii) Sole power to dispose or to direct the disposition of:

	Frederick J. Dotzler	0

	David M. Mauney	59,100

	Richard M. Ferrari	15,000(3)

	Jay Watkins	0

	(iv) Shared power to dispose or to direct the disposition of:

	Frederick J. Dotzler	2,100,576(1)

	David M. Mauney	2,120,907(2)

	Richard M. Ferrari	2,100,576(4)

	Jay Watkins	2,100,576(5)

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 7 of 9 pages	American LegalNet, Inc. www.USCourtForms.com

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

/s/ Frederick J. Dotzler Frederick J. Dotzler

/s/ David M. Mauney, M.D. David M. Mauney, M.D.

/s/ Richard M. Ferrari Richard M. Ferrari

/s/ Jay Watkins Jay Watkins

Page 8 of 9 pages	American LegalNet, Inc. www.USCourtForms.com

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) relating to the Common Stock of FoxHollow Technologies, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of February 14, 2005.

/s/ Frederick J. Dotzler Frederick J. Dotzler

/s/ David M. Mauney, M.D. David M. Mauney, M.D.

/s/ Richard M. Ferrari Richard M. Ferrari

/s/ Jay Watkins Jay Watkins

Page 9 of 9 pages	American LegalNet, Inc. www.USCourtForms.com